[LETTERHEAD OF PAUL, HASTINGS, JANOFSKY & WALKER LLP]

(212) 318-6859
markschonberger@paulhastings.com

June 10, 2008	23062.68339

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
450 Fifth Street, N.W.
Washington, D.C.  20549
Attention:  Kevin Woody, Branch Chief

Re:	Lexington Realty Trust
Form 10-K for the fiscal year ended December 31, 2007
File No. 1-12386

Dear Mr. Woody:

This letter sets forth the response of Lexington Realty Trust (the “Trust”) to the Staff’s comment letter dated May 27, 2008 in connection with the Staff’s review of the Trust’s Form 10-K (“Form 10-K”) for the year ended December 31, 2007.  Capitalized terms used herein and not otherwise defined have the meanings specified in the Form 10-K, as applicable. For your convenience, we have repeated each comment prior to our response.

Form 10-K for the fiscal year ended December 31, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Impairment of Real Estate and Investment in Non-consolidated Entities, page 42

1.            We note that Concord Debt Holdings LLC (“Concord”), in which you have a 50% interest has approximately $88 million of retained interests in junior note obligations from CDO-1 at December 31, 2007.  You have made reference in your filing that the potential economic loss to Lexington Realty Trust would be 50% of such retained interests.  In light of the “increased volatility and reduction in liquidity in the debt capital markets”, please tell us

Securities and Exchange Commission
June 10, 2008

if you have reviewed your investment in Concord (a non-consolidated entity) for impairment and expand your critical accounting policies to address your policies related to impairment review of your investment in Concord.

As part of the Trust’s evaluation of its investments in real estate and non-consolidated entities as of December 31, 2007, the Trust advises that it reviewed its investments in non-consolidated entities, including Concord, for impairment and concluded that the carrying value of Concord was not impaired.  The Trust will expand its disclosure regarding impairments of real estate and investments in non-consolidated entities in “Critical Accounting Policies”, in future filings, to clarify that the policy also pertains to its investments in non-consolidated entities, including Concord.

Item 7A Quantitative and Qualitative Disclosure about Market Risk

2.            Include the information required by Item 305 of Regulation S-K to quantify the fair value risk associated with your fixed rate debt.

All future filings will include disclosures quantifying fair value risks associated with the Trust’s fixed rate debt.

Financial Statements

10 Exchangeable Notes and Trust Notes Payable, page 89

3.            With respect to the conversion feature that allows holders of the $450 million of exchangeable notes to convert to common shares, it appears that you have determined that the conversion feature is an embedded derivative based upon your disclosure within the financial statements of the operating partnership within that entity’s Form 10-K for the year ended December 31, 2007.  Please help us to understand why there does not appear to be disclosure of your accounting for the embedded derivative on this instrument within Lexington Realty Trust’s financial statements.

The $450 million exchangeable notes containing the conversion feature that allows holders to convert to common shares is considered an “instrument C” under EITF No. 00 - 19.  In accordance with SFAS No. 133, paragraph 11(a), this conversion feature is not accounted for as an embedded derivative since it is (i) indexed to the Trust’s own common shares and (ii) would be classified in shareholders’ equity.  Therefore, there is no related derivative disclosure at the Trust level.  At the operating partnership level, because the conversion feature is indexed to the Trust’s securities and not to the operating partnership’s securities, it does not qualify for the SFAS No. 133

Securities and Exchange Commission
June 10, 2008

scope exception and accordingly is accounted for as an embedded derivative and related disclosures are made.

Exhibit 31.1 and 31.2

4.            We noted that you have made modifications to the exact form of the required certifications including the replacement of the word “registrant” with “Company” throughout your certifications and the deletion of the language (the registrant’s fourth fiscal quarter in the case of an annual report)” in paragraph 4(d).  Please discontinue the use of modifications in future filings as certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a) must be in the exact form set forth in Item 601(b)(31) of Regulation S-K.

All future certifications will be in the exact form as set forth in Item 601(b)(31) of Regulation S-K.

The Trust is providing under separate cover the requested acknowledgement to the Staff.

We would greatly appreciate your prompt attention in resolving any remaining open issues.  If you have any questions regarding the responses to the Staff’s comments, please call the undersigned at (212) 318-6859.

Kindly acknowledge receipt of the foregoing responses by stamping the enclosed additional copy of this letter and returning the same to the undersigned.

Sincerely,

/s/Mark Schonberger

Mark Schonberger
of PAUL, HASTINGS, JANOFSKY & WALKER LLP

cc:	Patrick Carroll, Chief Financial Officer, Lexington Realty Trust
Joseph Bonventre, Esq., General Counsel, Lexington Realty Trust